UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 19, 2018

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Operations and Financial Condition.

On April 19, 2018, Atlassian Corporation Plc (the “Company”) issued a press release announcing its results for the fiscal quarter ended March 31, 2018. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein. The Company also issued a letter to its shareholders announcing its financial results for the quarter ended March 31, 2018 (the “Shareholder Letter”). The full text of the Shareholder Letter is attached as Exhibit 99.2 to this report on Form 6-K and is incorporated by reference herein.

Change in the Board of Directors and Board Committees.

On April 17, 2018, the Company’s Board of Directors (the “Board”) appointed Sasan Goodarzi to serve as a member of the Board. In addition, the Board also appointed Mr. Goodarzi to serve as a member of the Company’s Compensation and Leadership Development Committee. Mr. Goodarzi is Executive Vice President and General Manager at Intuit in its Small Business and Self Employed Group.

Mr. Goodarzi will participate in the non-employee directors’ compensation arrangements as described in the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2017 (the “2017 Annual Report”). Under the terms of those arrangements, Mr. Goodarzi will receive a $50,000 retainer for annual service on the Board and will be granted an initial award of restricted share units (“RSUs”) having a fair market value of $250,000 divided by the closing trading price of a share of the Company’s Class A ordinary shares on the grant date. These RSUs will vest according to the following schedule: 25% will vest on the one-year anniversary of the grant date and the remaining 75% will vest in equal quarterly installments over the next three years, subject to continued service as a director through the applicable vesting dates. In addition, Mr. Goodarzi will be granted an annual award of RSUs having a fair market value of $225,000 divided by the closing trading price of a share of the Company’s Class A ordinary shares on the grant date, pro-rated for the year based on the time between his appointment and the Company’s next annual meeting of shareholders. These RSUs will vest in full on the earlier of (i) the one-year anniversary of the grant date or (ii) the next annual meeting of shareholders, subject to continued service as a director through the applicable vesting date.

There are no arrangements or understandings between Mr. Goodarzi and any other persons pursuant to which Mr. Goodarzi was named a director of the Company. The Company will also enter into its standard form of indemnification agreement with Mr. Goodarzi (in substantially the form filed with the SEC as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 on November 9, 2015), which will require the Company to indemnify Mr. Goodarzi, to the fullest extent permitted under applicable law, for certain liabilities to which he may become subject to in the execution or discharge of his duties. To date, in fiscal 2018, Intuit has purchased approximately $415,000 of the Company’s products. These purchases were at arms-length and in the ordinary course and were not negotiated by Mr. Goodarzi. Mr. Goodarzi doesn’t have a direct or indirect material interest in these transactions.

In addition, on April 17, 2018, the Board appointed Shona Brown to serve as Chair of the Board, succeeding Scott Farquhar, who remains on the Board. Dr. Brown has served as a member of the Board since November 2015. In addition to Dr. Brown’s existing compensation arrangements, she will receive a $35,000 retainer for annual service as Chair of the Board as described in the 2017 Annual Report.

Following the above appointments, the directors and Board committee composition of the Company are:

Michael Cannon-Brookes
Scott Farquhar
Shona Brown (1) (2)
Heather Mirjahangir Fernandez (3) (4)
Sasan Goodarzi (2)
Jay Parikh (2)
Enrique Salem (3) (4)
Steve Sordello (3)
Richard Wong (4)

(1) Chair of the Board of Directors.
(2) Member of the Compensation and Leadership Development Committee.
(3) Member of the Audit Committee.
(4) Member of the Nominating and Corporate Governance Committee.

The information in this report on Form 6-K under the section titled “Results of Operations and Financial Condition” and the exhibits attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 19, 2018	Atlassian Corporation Plc
(Registrant)

/s/ James Beer
James Beer Chief Financial Officer (Principal Financial Officer)

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release dated April 19, 2018.
99.2	Shareholder Letter dated April 19, 2018.